GEOSHIP S.P.C.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2024 and 2023

GEOSHIP S.P.C.

TABLE OF CONTENTS

To the Board of Directors of
Geoship S.P.C, Inc.
Nevada City, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Geoship S.P.C, Inc. (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $3,289,864 and $1,910,888 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $11,034,481 and limited liquid assets with $3,576,407 of cash relative to current liabilities of $1,135,370 and cash used in operations of $3,157,855 in the year ended December 31, 2024. The Company was in default on debt obligations as of December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 22, 2025

GEOSHIP S.P.C
BALANCE SHEETS

	As of December 31, 2024	As of December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,576,407	$ 1,105,863
Other receivable	700	-
Loan Receivable	3,080	-
Inventory	32,509	-
Deferred offering costs	107,192	-
Prepaid expenses and other current assets	35,206	3,200
Total current assets	3,755,094	1,109,063
Land	504,000	504,000
Property and equipment, net	356,661	27,554
Operating lease right of use assets, net	403,046	-
Finance lease right of use assets, net	38,982	-
Intangible assets	43,362	-
Deposits	105,557	-
Total assets	$ 5,206,702	$ 1,640,617
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 183,308	$ 43,445
Accrued expenses	340,001	151,525
Deferred revenue	409,388	271,139
Operating lease right of use liabilities, current portion	160,023	-
Finance lease right of use liabilities, current portion	7,238	-
Note payable, current portion	20,000	275,000
Financing liability, current portion	15,412	-
Total current liabilities	1,135,370	741,109
Note payable, net of unamortized discount	865,619	841,236
Financing liability	60,813	-
Operating lease right of use liabilities	243,523	-
Finance lease right of use liabilities	29,442	-
Liability from revenue sharing agreement	1,553,959	850,593
Future equity obligations	6,041,577	1,510,890
Total liabilities	9,930,303	3,943,828
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.0001 par value, 25,000,000 shares authorized, 11,956,143 and 11,916,487 issued and outstanding as of December 31, 2024 and 2023, respectively	1,196	1,192
Treasury shares	-	-
Additional paid-in capital	6,309,684	5,440,214
Accumulated deficit	(11,034,481)	(7,744,617)
Total stockholders' deficit	(4,723,601)	(2,303,211)
Total liabilities and stockholders' deficit	$ 5,206,702	$ 1,640,617

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenues	$ -	$ -
Operating expenses:		
General and administrative	2,314,251	765,147
Sales and marketing	224,863	127,318
Research and development	1,897,318	355,731
Total operating expenses	4,436,432	1,248,196
Loss from operations	(4,436,432)	(1,248,196)
Other income (expense):		
Interest expense	(114,170)	(107,985)
Dividend income	41,456	5,662
Loss on disposal of asset	(5,737)	-
Other income	3,083	-
Finance charges on revenue sharing agreements	(225,509)	(145,445)
Change in fair value of future equity obligations	1,447,445	(414,924)
Total other income (expense), net	1,146,568	(662,692)
Provision for income taxes	-	-
Net loss	$ (3,289,864)	$ (1,910,888)
Weighted average common shares outstanding - basic and diluted	11,956,143	11,906,229
Net loss per common share - basic and diluted	$ (0.28)	$ (0.16)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Preferred Stock		Common Stock		Treasury Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at December 31, 2022	-	$ -	14,854,947	$ 1,486	-	$ -	$ 5,040,870	$ (5,833,729)	$ (791,373)
Issuance of common stock	-	-	61,540	6	-	-	79,994	-	80,000
Shares returned by CEO	-	-	(3,000,000)	(300)	3,000,000	-	300	-	-
Stock-based compensation expense	-	-	-	-	-	-	315,381	-	315,381
Customer reservation deposits	-	-	-	-	-	-	3,669	-	3,669
Net loss	-	-	-	-	-	-	-	(1,910,888)	(1,910,888)
Balances at December 31, 2023	-	-	11,916,487	1,192	3,000,000	-	5,440,214	(7,744,617)	(2,303,211)
Issuance of common stock	-	-	39,656	4	-	-	(4)	-	-
Stock-based compensation expense	-	-	-	-	-	-	869,474	-	869,474
Net loss	-	-	-	-	-	-	-	(3,289,864)	(3,289,864)
Balances at December 31, 2024	-	$ -	11,956,143	$ 1,196	3,000,000	$ -	$ 6,309,684	$ (11,034,481)	$ (4,723,601)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities:		
Net loss	$ (3,289,864)	$ (1,910,888)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	869,474	315,381
Amortization of loan discount	24,383	24,383
Depreciation	8,534	10,386
Loss on disposal of asset	5,737	-
Finance lease right-of-use asset amortization	4,663	-
Interest on finance lease liability	1,863	-
Change in fair value of future equity obligations	(1,447,445)	414,924
Finance charges on revenue sharing agreements	225,509	145,445
Changes in operating assets and liabilities:		
Inventory	(32,509)	9,926
Accounts receivable	-	4,768
Other receivable	(700)	-
Operating lease right of use assets, net	97,796	-
Loan Receivable	(3,080)	-
Fund held in escrow	-	803
Prepaid expenses and other current assets	(32,006)	(3,200)
Accounts payable	139,863	38,001
Accrued expenses	228,974	107,267
Operating lease liability	(97,296)	-
Deferred revenue	138,249	(4,891)
Net cash used in operating activities	(3,157,855)	(847,695)
Cash flows from investing activities:		
Purchase of property and equipment	(270,659)	(6,395)
Sale of property and equipment	9,000	-
Purchase of intangible assets	(43,362)	-
Deposit	(105,557)	-
Net cash used in investing activities	(410,578)	(6,395)
Cash flows from financing activities:		
Proceeds from (repayments of) notes payables	(75,000)	30,000
Proceeds from future equity obligation and revenue sharing liability	6,235,492	1,801,113
Repayment of financing liability	(5,495)	-
Repayment of finance lease liability	(8,828)	-
Issuance of common stock	-	80,000
Subscription receivable	-	1,975
Offering costs	(107,192)	-
Net cash provided by financing activities	6,038,977	1,913,088
Net change in cash and cash equivalents	2,470,544	1,058,998
Cash and cash equivalents at beginning of year	1,105,863	46,865
Cash and cash equivalents at end of year	$ 3,576,407	$ 1,105,863
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 36,500	$ 7,500
Supplemental disclosure of non-cash investing and financing activities:		
Deferred revenue in connection with issuances of common stock	$ -	$ 3,669
Purchase of property and equipment through financing liability	$ 81,720	$ -
Conversion of note payable to future equity obligations	$ 180,000	$ -
Conversion of accrued interest to future equity obligations	$ 42,480	$ -
Finance lease liability arising from obtaining finance lease right-of-use asset	$ 43,645	$ -
Recognition of finance lease right-of-use asset	$ 43,654	$ -
Operating lease liability arising from obtaining operating lease right-of-use asset	$ 500,842	$ -
Recognition of operating lease right-of-use asset	$ 500,842	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Geoship S.P.C. (the "Company") was formed on January 24, 2014, as a Washington social purpose corporation. The Company designs and produces affordable, regenerative, resilient, and healthy homes. The Company's vision is a revolution in homebuilding, aiming to reconnect with human communities and the natural world. Our social purpose is to create tools for healthy living in community in harmony with nature. The Company is headquartered in Nevada City, California.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,289,864 and $1,910,888 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $11,034,481 and limited liquid assets with $3,576,407 of cash relative to current liabilities of $1,135,370. The Company was in default on debt obligations as of December 31, 2024. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flow from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional financing. Through the date the financial statements were available to be issued, the Company has been financed by the issuance of common stock, note payables and Simple Agreements for Future Equity ("SAFE") amounts. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, the valuations of SAFE liabilities, revenue sharing liabilities and stock compensation expense. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. On December 31, 2024 and 2023, all of the Company's cash and cash equivalents were held at accredited financial institutions. As of December 31, 2024 and 2023, the Company's cash and cash equivalents exceeded the FDIC insured limits by $3,196,845 and $852,054, respectively.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Money market funds are classified as cash equivalents if they are short-term, highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of changes in value. As of December 31, 2024 and 2023, the Company held $3,060,147 and $1,102,054 in money market funds, respectively, which were classified as cash equivalents. For the years ended December 31, 2024 and 2023, money market funds earned dividend income of $41,456 and $5,662, respectively.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

See Note 4 for fair value measurement disclosures.

Accounts Receivable

Accounts receivables are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' deficit on the balance sheet.

Inventory

Inventories consist of components from the Company's suppliers. Costs of inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable

value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2024 and 2023, the Company had $32,509 and $0, respectively, in work in progress components.

Property and Equipment, Net and Land

Property and equipment, net includes long-term fixed assets such as machinery and equipment, reported net of depreciation. Property and equipment are recorded at cost. The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $5,000 as property and equipment. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Depreciation commences when the asset is placed into service, that is, when it is ready for its intended use, regardless of whether it is actually being used. Assets under construction are not depreciated until they are complete and available for use. During 2024 and 2023, all of the Company's property and equipment were depreciated over three to ten years. The Company's land is capitalized and not depreciated. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts, and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2024 or 2023.

Intangible Assets

During the year, the Company acquired two domain names geoship.com and geodome.com to support its branding and digital presence. The domain name has been recognized as an intangible asset in the Company's financial statements, measured at its purchase cost. The domain name is considered to have an indefinite useful life and will not be amortized but is subject to periodic impairment assessment in accordance with applicable accounting standards. No impairment charge was considered necessary for the years ended December 31, 2024 and 2023.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2024 or 2023.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or

services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company has taken pre-sale deposits on future products for several years, which are recorded to deferred revenues on the balance sheet and totaled to $409,388 and $271,139 as of December 31, 2024 and 2023, respectively.

Advertising Costs

Advertising costs are expended as incurred. During the years ended December 31, 2024 and 2023, advertising costs were $224,863 and $127,318, respectively, which are included in sales and marketing expenses in the statements of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use ("ROU") assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing

the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2024 consist of outstanding options (Note 9) and SAFEs (Note 7).

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *"Financial Instrument – Credit Losses*". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts. The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the financial statements as the Company's did not recognize any revenue yet.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements as of December 31, 2024 Using:			
	Level 1	Level 2	Level 3	Total
Liabilities:				
Simple agreement for future equity	$ -	$ -	$ 1,510,890	$ 1,510,890
Balances at December 31, 2023	$ -	$ -	$ 1,510,890	$ 1,510,890
Liabilities:				
Simple agreement for future equity	$ -	$ -	$ 6,041,577	$ 6,041,577
Balances at December 31, 2024	$ -	$ -	$ 6,041,577	$ 6,041,577

The Company measures the simple agreements for future equity at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the simple agreements for future equity related to updated assumptions and estimates are recognized within the statements of operations.

The simple agreements for future equity may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the simple agreements for future equity, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

As of December 31, 2024 the Company assumed a 75% probability of equity financing events as the primary ultimate settlement outcomes of the future equity obligations. The Company calculated the potential number of shares to be converted based on the agreement terms (see Note 7) and the Company's respective capitalization as of December 31, 2024.

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2024:

	Simple Agreement For Future Equity
Outstanding as of December 31, 2022	$ -
Issuance of simple agreements for future equity	1,095,966
Change in fair value	414,924
Outstanding as of December 31, 2023	1,510,890
Issuance of simple agreements for future equity	5,978,132
Change in fair value	(1,447,445)
Outstanding as of December 31, 2024	$ 6,041,577

5. PROPERTY AND EQUIPMENT, NET AND LAND

Property and equipment, net and land consists of the following:

	December 31,	
	2024	2023
Land	$ 504,000	$ 504,000
Machinery and manufacturing equipment	324,168	62,748
Leasehold Improvements	58,138	-
Computers & office equipment	13,015	6,395
Property and equipment, gross and land	899,321	573,143
Less: Accumulated depreciation	(38,660)	(41,589)
Property and equipment, net and land	$ 860,661	$ 531,554

Depreciation expense of $8,534 and $10,386 for the years ended December 31, 2024 and 2023, respectively, were included in general and administrative expenses in the statements of operations. $278,583 of machinery and manufacturing equipment as of December 31, 2024 was in the process of assembly or construction and therefore not yet available for use. In accordance with U.S. GAAP, depreciation has not been recorded on these assets, as they are not yet placed into service or available for their intended use. In 2024, machinery and manufacturing equipment with net book value of $14,738 at the time of sale, was sold at $9,000, which resulted to a loss on disposal of asset of $5,737.

6. DEBT

2020 Note Payable

In July 2020, the Company entered into a promissory note with a third-party lender for principal amount and proceeds of $1,000,000. The note requires quarterly payments of interest-only commencing October 1, 2020. The loan bears interest at 1.5% per annum from the issuance date through October 1, 2023, when the interest rate increases to 7.2% per annum. The note matures on October 1, 2030, when all principal and any accrued interest becomes due. The note is secured by a first priority lien on certain real estate and improvements of the Company. Repayment may be made with the Company's products at an 18-23% discount, with the lender's approval. The lender is entitled to an 11% discount on the Company's products for 21 years.

In connection with the note, the Company issued 499,800 shares of common stock to the lender. The fair value of $243,831 is included as a debt discount and is being amortized over the life of the loan. During the years ended December 31, 2024 and 2023, the Company amortized $24,383 and $24,383 of the debt discount, respectively, which is included in interest expense in the statements of operations. As of December 31, 2024 and 2023, the balance of the note payable, net of the unamortized discount, was $865,619 and $841,236, respectively. Interest expense recognized during years ended December 31, 2024 and 2023 is $72,197 and $43,734 respectively.

2022 Notes Payable

In October 2022, the Company entered into a promissory note with a third-party lender for $150,000. The loan bears interest at 15% per annum and matured on April 3, 2023 and therefore is in default. This note is considered due on demand as of December 31, 2023. The Company may repay the loans with materials provided by the Company at a discount of 18%. As of December 31, 2023, accrued interest pertaining to this note was $27,986. In May 2024 the promissory note was converted into a SAFE and on conversion date, accrued interest pertaining to this note was $36,360. The loan was secured by the Company's property.

In January 2022, the Company entered into a promissory note with a lender for $20,000, bearing interest at 15%, and matured on April 20, 2022 and therefore is in default. This note is considered due on demand as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, accrued interest pertaining to this note was $8,762 and $5,753, respectively. This note is in default and subject to penalty interest rates, attorney fees, and collection costs.

In December 2021, the Company entered into a promissory note agreement with a lender to replace a previously outstanding $75,000 SAFE agreement. Under this promissory note, the Company agrees to accrue and pay interest at a rate of 8% beginning January 1, 2018. The loan matured in July 2022 and is in default. This promissory note was settled for $111,500 in February 2024 out of which $75,000 was principal and $36,500 was accrued interest. As of December 31, 2023, the outstanding principal of the note was $75,000 and there were no outstanding SAFE obligations. As of December 31, 2024 and 2023, accrued interest pertaining

to this note was $0 and $36,000, respectively. Interest expense was $500 and $6,000 for the years ended December 31, 2024 and 2023, respectively.

2023 Note Payable

On March 15, 2023, the Company entered into a promissory note with a third-party lender for $30,000. The loan bears interest at 15% per annum and matured on June 13, 2023 and therefore is in default. This note is considered due on demand as of December 31, 2023. The Company may repay the loan with materials provided by the Company at a discount of 18%. Additionally, the note includes conversion terms, providing the lender the right to convert 521,739 shares of common stock into preferred stock at the next preferred stock financing or in June 2024. As of December 31, 2023, the outstanding principal and accrued of the note was $30,000 and $3,600 respectively.

In May 2024, the promissory note was converted into a SAFE and on conversion date, accrued interest pertaining to this note was $6,120.

2024 Financing Liability

In December 2024, the Company entered into financing agreements with a third party for the purchase of equipment in the amount of $81,720. The agreement requires payments of $5,556 quarterly over a five year term and is collateralized by the purchased equipment. As of December 31, 2024, the outstanding principal of the financing liability was $76,225.

7. FUTURE EQUITY OBLIGATIONS

2023 SAFE

In 2023, the Company issued Simple Agreements for Future Equity ("SAFE") to two investors, amounting to a total of $1,388,889. Included in these SAFEs is a revenue-sharing agreement that grants the investors a 5% share of the Company's revenue until a total repayment amount of 1.2x of the investment is fully repaid. As a result, $705,147 of the total investment amount has been reclassified as a liability from the revenue-sharing agreement, net of a discount of $727,223, which will be amortized over the life of the liability. For the years ended December 31, 2024 and 2023, no repayments have been made and discount amortization of $145,445 and $145,445 was recorded, respectively.

Additionally, the Company issued SAFEs through a crowdfunding campaign in 2023, amounting to a total of $412,224. These agreements, like the ones issued to the two investors, provide the right for the investors to acquire future equity in the Company. The 2023 SAFEs are subject to valuation caps of $36 million and $30 million.

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. For SAFEs issued through crowdfunding, 'Equity Financing' shall mean the sale of capital stock with gross proceeds of not less than $1 million.

2024 SAFE

The Company issued SAFEs through a crowdfunding campaign to 4 investors in 2024 amounting to a total of $942,719, including conversions of notes payable of $222,480 as discussed in Note 6. Included in these SAFEs is a revenue-sharing agreement that grants the investors a 5% share of the Company's revenue until a total repayment amount of 1.2x of the investment is fully repaid. As a result, $477,857 of the total investment amount has been reclassified as a liability from the revenue-sharing agreement, net of a discount of $491,236, which will be amortized over the life of the liability. For the year ended December 31, 2024, no repayment has been made and discount amortization of $80,064 was recorded.

Additionally, the Company issued SAFEs through a crowdfunding campaign in 2024 amounting to a total of $5,512,857 including conversions of notes payable of $222,480 as discussed in Note 6. These agreements, issued to the multiple investors through crowdfunding, provide the right for the investors to acquire future equity in the Company. The 2024 SAFEs are subject to valuation caps of $44 million, $33 million and $30 million.

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. For SAFEs issued through crowdfunding, 'Equity Financing' shall mean the sale of capital stock with gross proceeds of not less than $1 million.

Summary

As of December 31, 2024, the total purchase amount of SAFEs outstanding was $8,257,102.

As of December 31, 2024, the total revenue sharing obligations outstanding was $2,401,463, presented net of unamortized discounts of $847,504 for a net carrying value of $1,553,959. As of December 31, 2023, the total revenue sharing obligations outstanding was $1,432,371, presented net of unamortized discounts of $581,778 for a net carrying value of $850,593.

8. STOCKHOLDERS' DEFICIT

As of December 31, 2024 and 2023, the Company was authorized to issue a total of 5,000,000 shares of preferred stock and 25,000,000 shares of common stock, both $0.0001 par value. The Company recorded the issuance of 39,656 additional shares of common stock resulting from reconciliations of past stock offerings. During the year ended December 31, 2023, the CEO returned 3,000,000 shares of common stock back to the Company at no cost to the Company, for the purposes of issuances under the 2017 Equity Incentive Plan (see Note 9).

The shares of the preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

During the year ended December 31, 2023, the Company issued 61,540 shares of common stock for gross proceeds of $80,000. The Company has no subscription receivable as of December 31, 2023 and CEO returned 3,000,000 shares of common stock back to the Company at no cost to the Company, for the purposes of issuances under the 2017 Equity Incentive Plan

As of December 31, 2024 and 2023 the Company had 11,956,143 and 11,916,487 shares of common stock outstanding, respectively.

9. STOCK-BASED COMPENSATION

2017 Stock Plan

The Company has adopted the 2017 Equity Incentive Plan ("2017 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 10,000,000 shares as of December 31, 2024. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all the awards granted since the 2017 Plan's inception. Stock options granted under the 2017 Plan typically vest between immediate and five-year periods. As of December 31, 2024 and 2023, there were 1,478,473 and 1,478,473 shares, respectively, available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	9,083,460	$ 0.11	$ 17,399,042
Granted	2,106,667	$ 0.01	
Exercised	-		
Forfeited	(2,668,600)	$ 0.08	
Outstanding as of December 31, 2023	8,521,527	$ 0.10	$ 10,838,827
Granted	-	$ -	
Exercised	-	$ -	
Forfeited	-	$ -	
Outstanding as of December 31, 2024	8,521,527	$ 0.10	$ 10,838,827
Exercisable as of December 31, 2023	6,514,527	$ 0.10	$ 8,184,728
Exercisable as of December 31, 2024	7,211,199	$ 0.10	$ 8,734,028

	December 31,	
	2024	2023
Weighted average grant-date fair value of options granted during year	N/A	$1.35
Weighted average duration (years) to expiration of outstanding options at year-end	7.04	8.03

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2024	2023
Risk-free interest rate	N/A	3.77%-4.73%
Expected term (in years)	N/A	5.0-7.5
Expected volatility	N/A	39.41%
Expected dividend yield	N/A	0%

The total grant-date fair value of the options granted during the years ended December 31, 2024 and 2023 was $0 and $2,849,197, respectively. Stock-based compensation expense for stock options of $869,474 and $315,381 was recognized under FASB ASC 718 for the years ended December 31, 2024 and 2023, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,757,926 as of December 31, 2024 and will be recognized over a weighted average period of 34.10 months as of December 31, 2024.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	December 31,	
	2024	2023
General and administrative	$ 582,706	$ 151,472
Research and development	286,768	163,909
	$ 869,474	$ 315,381

Warrants

During 2022, the Company entered into an Accelerator Master Membership Agreement with third party entity. This agreement has a two year term and provides warrants to purchase $250,000 of equity in the Company at a price that varies based on the next qualified equity financing arrangement, but that is equal to the price in the triggering equity financing arrangement unless certain factors are not met, which would then provide the holder with a discount in the future equity financing. Based on analysis of this instrument, the Company determined the warrant had a trivial value as of December 31, 2024 and 2023, and did not record any expense in association with this warrant.

10. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carry forwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $2,105,869 and $1,109,492, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2024	2023
Deferred taxassets:		
Net operating loss	$ 1,999,100	$ 1,021,054
Taxcredit	106,769	88,438
Valuation allowance	(2,105,869)	(1,109,492)
Net deferred taxassets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2024 and 2023, cumulative losses through December 31, 2024 and no history of generating taxable income. Therefore, valuation allowances of $2,105,869 and $1,109,492 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowance increased by $996,377 and $343,697 during the years ended December 31, 2024 and 2023, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $7,143,828 and $3,648,758, respectively. The Company's net operating loss carryforwards begin to expire in 2034.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021,-2024.

11. LEASE OBLIGATIONS

Rent is classified by function on the statements of operations as research and development.

The Company determines whether an arrangement is or contains a lease at inception by evaluating potential lease agreements including services and operating agreements to determine whether an identified asset exists that the Company controls over the

term of the arrangement. Lease commencement is determined to be when the lessor provides access to, and the right to control, the identified asset.

The rental payments for the Company's leases are typically structured as either fixed or variable payments. Fixed rent payments include stated minimum rent and stated minimum rent with stated increases. The Company considers lease payments that cannot be predicted with reasonable certainty upon lease commencement to be variable lease payments, which are recorded as incurred each period and are excluded from the calculation of lease liabilities.

Operating Lease

In March 2024, the Company entered into a 3-year lease agreement for the use of premises as a place to manufacture prefab housing. As a result, the Company recognized an ROU asset and corresponding lease liability, calculated using a risk-free rate of 4.81%. The lease includes a monthly base rent of $14,000, $15,000 and $16,000 in 1st, 2nd and 3rd year of lease period, respectively, and it will expire in April 2027. The lease required a security deposit by Geoship S.P.C. of $100,000.

Finance Lease

In June 2024, the Company entered into 3-year lease agreement for the use of a forklift. In accordance with ASC 842, the lease was classified as a finance lease. As a result, the Company recognized an ROU asset and a corresponding lease liability, calculated using lease's discount rate of 7.8%. The lease provides for a monthly base rent of $818 and has a term expiring in May 2029.

The following is the summary of ROU asset and lease liabilities:

	December 31, 2024
Operating Lease	
Operating Lease right of use assets, net	$ 403,046
Operating lease right of use liabilities, current portion	160,023
Operating lease right of use liabilities	243,523
Total lease liabilities	$ 403,546
Finance Lease	
Finance lease right of use assets, net	$ 38,982
Finance lease right of use liabilities, current portion	7,238
Finance lease right of use liabilities	29,442
	$ 36,680

The components of lease expenses within the statements of operations are as follows:

	December 31, 2024
Operating lease expense	$ 126,500
Finance lease expense	
Amortization of right of use assets	$ 4,663
Interest on right of use liabilities	1,863
Total Finance lease expense	6,526
Total lease expense	$ 133,026

The following is the summary of future minimum payment for finance leases:

December 31, 2024	
2025	$ 9,819
2026	9,819
2027	9,819
Thereafter	13,910
Total lease payments	43,365
Less: Imputed interest	(6,685)
Total	$ 36,680

The following is the summary of future minimum payment for operating lease:

December 31, 2024	
2025	$ 176,000
2026	188,000
2027	64,000
Thereafter	-
Total lease payments	428,000
Less: Imputed interest	(24,454)
Total	$ 403,546

The following is the summary of Weighted Average Remaining Lease Term and Weighted Average Discount Rate for operating and finance lease.

Operating Lease	
Weighted Average Remaining Lease Term	2.33
Weighted Average Discount Rate	4.81%
Finance Lease	
Weighted Average Remaining Lease Term	4.42
Weighted Average Discount Rate	7.80%

12. COMMITMENTS AND CONTINGENCIES

Discount Commitment

In July 2020, the Company entered into a promissory note with a third-party lender for principal amount and proceeds of $1,000,000. Repayment may be made with the Company's products at an 18-23% discount, with the lender's approval. The lender is entitled to an 11% discount on the Company's products for 21 years (see Note 6).

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

13. SUBSEQUENT EVENTS

In 2025, the Company increased the number of shares authorized for issuance under its 2017 Plan from 10,000,000 to 12,000,000.

As of March 31, 2025, the Company had issued SAFEs totaling $1,760,018 under the Seed 3 funding and $532,872 under the Seed 2.

Management has evaluated all subsequent events through April 22, 2025, the date on which the financial statements were available to be issued. Based on this evaluation, no events or transactions were identified that would require adjustment to, or disclosure in, the accompanying financial statements.